(202) 828-3568 sjutkowitz@seyfarth.com Writer’s direct fax (202) 641-9268	975 F Street, N.W. Washington, DC 20004 (202) 463-2400 fax (202) 828-5393 www.seyfarth.com

November 4, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Pre-effective Amendment 6 to Registration Statement on Form S-1
Filed October 27, 2010
File No. 333-163867

Dear Ms. Long:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company") dated November 2, 2010 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Staff Comment 1.  We reissue comment 1 from our October 19, 2010 letter. Please revise your prospectus to state that the placement agents are underwriters.

1.           Accompanying this letter we have filed Pre-Amendment No. 7 to the above-referenced filing (“Amendment No. 7”).  In Amendment No. 7 we have revised the disclosure relating to the placement agents on the cover page and in the “Plan of Distribution” section on page 21 to indicate that the placement agents will be deemed underwriters.

Staff Comment 2.   Please disclose the price at which you are selling the warrants.

2.           We have revised the disclosure on the cover page and throughout Amendment No. 7 to expressly state that the warrants will be issued to the purchasers of the common stock without the payment of additional consideration.

November 4, 2010

Staff Comment 3.  We note that purchasers of your common stock will automatically receive a warrant to purchase one share of common stock for each three shares of common stock that they purchase in this offering. Please clarify whether you are registering for sale these warrants.

3.           In Amendment No. 7 we have revised disclosure on the cover page and throughout the prospectus as appropriate to clarify that the Company is registering the sale of the warrants.

Staff Comment 4.  Please remove the assumptions in subparagraphs iv, vii, viii, ix, and x from the legal opinion filed as exhibit 5.1.

4.           We have filed an updated legal opinion as Exhibit 5.1 to Amendment No. 7 deleting these assumptions.

Staff Comment 5.  Please file an executed version of the placement agent agreement.

5.           We have filed an executed version of the placement agent agreement as Exhibit 1.1 to Amendment No. 7.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process.  As we discussed with Ed Kelly of the Staff, we would appreciate any effort by the Staff to assist us in having the Registration Statement declared effective on or before November 10, 2010.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:mto

cc:           Ram Makunda
               Mark A. Katzoff, Esq.